Exhibit 99.1

News

Merisel, Inc. Announces Fourth Quarter and Full Year 2012 Results

(In thousands except per share amounts)

New York, New York – March 29, 2013 – Merisel, Inc. (OTC: MSEL.pk), a leading provider of visual communications and brand imaging solutions to the consumer products, retail, advertising and entertainment industries, today reported financial results for the fourth quarter and full year ended December 31, 2012.

The Company reported net income of $764 or $0.11 per share and a net loss of ($18,131) or ($2.51) per share for the three and twelve month periods ended December 31, 2012, respectively, as compared to net income of $642 or $0.09 per share and a net loss of ($2,451) or ($0.34) per share for the three and twelve month periods ended December 31, 2011, respectively.  Revenues for the three and twelve months ended December 31, 2012, were $16,605 and $58,061, respectively, as compared to $20,462 and $69,652 for the same periods in 2011.  The net loss for the twelve month period ended December 31, 2012, includes a gain on insurance proceeds of $422, a non-cash intangible impairment charge of $6,190 for a write-down of trademarks, a lease abandonment charge of $3,977 and a restructuring charge of $809 related to severance costs.  The net income for the three month period ended December 31, 2012 includes the gain on insurance proceeds of $422.  The effect of these non-recurring charges was $.06 and ($1.46) for the three and twelve month periods ended December 31, 2012. Without these charges the EPS would have been $.05 and ($1.05) for the three and twelve month periods ended December 31, 2012.

The Company experienced significant damage to its Carlstadt, New Jersey facility on October 29th and 30th due to Hurricane Sandy.  As noted above, the Company recorded a gain during the period related to insurance claims received for damages related to the storm.  However, the Company expended an additional $2.6 million for capital equipment to replace equipment damaged during the storm.  In order to fund these expenditures, the Company sold 10% convertible notes to its majority shareholder, Saints Capital Granite, L.P. (“Saints”), in the total amount of $2.25 million, $1.5 million in November, 2012 and $.750 million in February, 2013 and used lease financing for another $.785 in February, 2013.  The remaining cash received was used to fund working capital.  The funding was in addition to the convertible notes sold to Saints in August, 2012 in the amount of $2.0 million. Terry A. Tevis, Merisel’s Chief Executive Officer, noted that "Sandy tested the Company in several ways.  Our management team, sales organization, and production staff did a remarkable job meeting the challenges from the storm. We were able to perform much of the work in our California facility and utilized the industry’s extensive network and competitor facilities while the New Jersey operation was being repaired and new, replacement equipment installed.  Furthermore, the ongoing support from Saints during this difficult period demonstrated the value of a majority shareholder partnership that believes and invests in the Company.”  Mr. Tevis continued, “Without the hard work of our team, the understanding of our clients, terrific support from the industry and the investment from Saints, it would have been extremely difficult to survive the damage caused by the storm”.

About Merisel
Merisel, headquartered in New York, N.Y., is a leading visual communications and brand imaging solutions provider to its clients. Merisel provides a broad portfolio of digital and graphic services to clients in the retail, manufacturing, beverage, cosmetic, advertising, entertainment and consumer packaged goods industries. These solutions are delivered to clients through its portfolio companies: ColorEdge, Crush Creative, Comp 24, and Fuel Digital. In March 2010, Crush Creative and Fuel Digital were consolidated under the ColorEdge brand. Merisel has sales offices in New York City, Atlanta and Los Angeles, and production facilities in New York, New Jersey, Atlanta and Los Angeles to ensure the highest quality solutions and services to its clients. Learn more at www.merisel.com.

Contact:
John (Jeb) Ball
(212) 502-6606
jeb.ball@merisel.com

Cautionary Statement
This press release contains forward-looking statements that involve risks and uncertainties concerning Merisel's expectations for future performance (including without limitation the quotations from management in this press release). In this context, forward-looking statements often address Merisel’s expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will." Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans and projections about future events and trends. As such, these statements are subject to numerous risks and uncertainties that include, among others, the impact of management and organizational changes, the implementation of ongoing strategic and cost initiatives, changes in and a dependence on key personnel, the outcome of pending legal proceedings, the severity and duration of the current economic conditions and changes in economic conditions. These uncertainties may cause Merisel’s actual future results to be materially different than those expressed in such forward-looking statements. All information set forth in this press release is as of March 29, 2013. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of the press release. The Company undertakes no obligation to update any such forward-looking statements. More information about the potential factors that could affect Merisel’s business and financial results is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, which is on file with the SEC and available on the SEC’s website at www.sec.gov

MERISEL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2011	2012	2011	2012

Net sales	$20,462	$16,605	$69,652	$58,061

Cost of sales	11,908	9,357	41,839	37,837

Gross profit	8,554	7,248	27,813	20,224

Selling, general & administrative expenses	7,152	5,842	27,957	24,280

Intangible impairment	-	-	-	6,190

Lease abandonment charge	-	-		3,977

Restructuring charge	-	-	-	809

Insurance proceeds, net	-	(422)	-	(422)

Operating income (loss)	1,402	1,828	(144)	(14,610)

Interest expense, net	755	1,224	2,333	3,681

Income (loss) before provision (benefit) for income tax	647	604	(2,477)	(18,291)

Income tax provision (benefit)	5	(160)	(26)	(160)
Net income (loss)	642	764	(2,451)	(18,131)

Income (loss) per share (basic and diluted):
Net income (loss)	$0.09	$0.11	$(0.34)	$(2.51)

Weighted average number of shares:
Basic	7,215	7,215	7,215	7,215
Diluted	7,215	7,215	7,215	7,215